First Trust Intermediate Duration Preferred & Income Fund
                             120 East Liberty Drive
                            Wheaton, Illinois 60187



                                  May 21, 2013



Karen Rossotto, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:       First Trust Intermediate Duration Preferred & Income Fund
                       (Registration Nos. 333-186412 and 811-22795)
                ---------------------------------------------------------


Dear Ms. Rossotto:

      The undersigned, First Trust Intermediate Duration Preferred & Income Fund, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 12:00 p.m., Eastern Daylight Time, on May 23, 2013, or as soon thereafter as practicable.

                                   Very truly yours,

                                   First Trust Intermediate Duration Preferred &
                                      Income Fund

                                   By: /s/ W. Scott Jardine
                                       ------------------------------------
                                       W. Scott Jardine